Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		First Half Ended
	Jun. 27,	Jun. 28,	Jun. 27,	Jun. 28,
(Thousands, except per share amounts)	2014	2013	2014	2013
Basic:
Average shares outstanding	20,642	20,566	20,625	20,524
Net Income	$9,974	$4,155	$17,305	$10,940
Per share amount	$0.48	$0.20	$0.84	$0.53

Diluted:
Average shares outstanding	20,642	20,566	20,625	20,524
Dilutive stock securities based on the treasury stock method using average market price	359	303	358	321
Totals	21,001	20,869	20,983	20,845
Net Income	$9,974	$4,155	$17,305	$10,940
Per share amount	$0.47	$0.20	$0.82	$0.52

Stock appreciation rights with exercise prices in excess of the average market price of common shares totaling 409,000 for the quarter ended June 27, 2014 and 523,000 for the quarter ended June 28, 2013 and 562,000 for the first half ended June 27, 2014 and 470,000 for the first half ended June 28, 2013 were excluded from the dilution calculation as their effect would have been anti-dilutive.